
June 14, 2022

Neal D. Shah
Senior Vice President and Chief Financial Officer
Kosmos Energy Ltd.
8176 Park Lane, Suite 500
Dallas, Texas 75231

> **Re: Kosmos Energy Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-35167**

Dear Mr. Shah:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation